ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) is pleased to announce the unaudited interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2003. The unaudited interim financial results have been reviewed by the Company’s audit committee.

Condensed Consolidated Profit and Loss Account
For the six months ended 30th June, 2003

		(Unaudited)
		Six months ended 30th June,

		2003	2002
	Note	RMB'000	RMB'000

Turnover	3	5,053,531	2,886,027
Cost of sales		(3,805,278)	(2,022,566)

Gross profit		1,248,253	863,461
Other revenues	3	63,004	19,510
Selling expenses		(276,805)	(153,529)
General and administrative expenses		(249,865)	(358,181)
Other operating expenses		(41,618)	(13,008)

Operating profit	4	742,969	358,253
Interest income	3	19,452	25,818
Interest expense		(74,566)	(73,266)
Share of profits less losses of associated companies		100,810	26,084

Profit before taxation		788,665	336,889
Taxation	5	(99,236)	(47,264)

Profit after taxation		689,429	289,625
Minority interests		(115,454)	(72)

Profit attributable to shareholders		573,975	289,553

		(Unaudited)
		Six months ended 30th June,

		2003	2002
	Note	RMB'000	RMB'000

Dividends	6	38,510	15,544

Basic earnings per share	7	RMB0.1566	RMB0.0790

Fully diluted earnings per share	7	N/A	N/A

Notes to the Condensed Accounts

1.	Organisation and operations

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), respectively.

2.	Basis of preparation and accounting policies

These unaudited consolidated condensed accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting”, issued by the Hong Kong Society of Accountants.

These condensed accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December, 2002 except that the Group has changed certain of its accounting policies following the adoption of SSAP 12 “Income taxes” issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1st January, 2003.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing difference between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

Management considers that the adoption of the revised SSAP 12 does not have a material impact on the accounts of the Group in the current or prior periods.

3.	Turnover, other revenues and segment information

The Group was principally engaged in the manufacture and sale of minibuses and automotive components and sedans in the People’s Republic of China (the “PRC”) during the period ended 30th June, 2003.

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	For the six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Turnover:
Sale of minibuses and automotive components	3,085,012	2,886,027
Sale of sedans	1,968,519	—

	5,053,531	2,886,027
Other revenues:
Interest income	19,452	25,818
Other revenues	63,004	19,510

	82,456	45,328
Total revenues	5,135,987	2,931,355

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2002, no business or geographical segmentation analysis was provided as less than 10% of the consolidated turnover and less than 10% of the consolidated operating profit of the Group were attributed to business segments other than the manufacturing and sale of minibuses and automotive components, or markets outside the PRC.

For the six months ended 30th June, 2003, the Group was operated in the PRC under two main business segments: (1) manufacture and sale of minibuses and automotive components; and (2) manufacture and sale of sedans.

Business segments — for the six months ended 30th June, 2003

	Manufacture and
	sale of minibuses
	and automotive	Manufacture and
	components	sale of sedans	Total
	RMB'000	RMB'000	RMB'000

Segment sales	3,198,750	1,968,519	5,167,269
Intersegment sales	(113,738)	—	(113,738)

	3,085,012	1,968,519	5,053,531

Segment results	676,770	135,314	812,084

	Manufacture and
	sale of minibuses
	and automotive	Manufacture and
	components	sale of sedans	Total
	RMB'000	RMB'000	RMB'000

Unallocated costs			(69,115)

Operating profit			742,969
Interest income			19,452
Interest expense			(74,566)
Share of profits less losses of associated companies			100,810

Profit before taxation			788,665
Taxation			(99,236)

Profit after taxation			689,429
Minority interests			(115,454)

Profit attributable to shareholders			573,975

4.	Operating profit

Operating profit is stated after crediting and charging the following:

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Crediting
Crediting Gain on disposal of fixed assets	795	1,800

Charging
Amortisation of intangible assets included in
— Cost of sales	112,546	—
— General and administrative expenses	635	8,108
Depreciation of fixed assets	224,190	123,505
Amortisation of goodwill included in
— General and administrative expenses	12,145	5,491
— Share of profits less losses of associated companies	11,632	5,657
Net realisable value provision for inventory	20,804	3,670
Staff costs (excluding directors’ emoluments) (Note 5)	168,539	115,628
Provision for doubtful debts	4,252	11,215
Exchange loss, net	1,228	1,624
Research and development costs included in general and administrative expenses	49,290	46,698
Provision for warranty	42,049	22,027
Operating lease rentals on land and buildings and equipment	7,259	1,920

5.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the companies of the Group operate. No provision for Hong Kong profits tax has been made as the companies of the Group had no estimated assessable profits in Hong Kong for the period.

The amount of taxation charged to the consolidated profit and loss account represents:

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Current taxation:
— PRC enterprise income tax	91,362	86,493
— Share of current taxation attributable to associated companies	4,591	3,102

	95,953	89,595
Deferred taxation:
— PRC enterprise income tax	3,283	(42,331)

	99,236	47,264

6.	Dividends

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

2002 final dividends, declared of HK$0.01 (2001: HK$0.005) per ordinary share (Note (a))	39,210	19,605
2003 interim dividends, proposed of HK$0.01 (2002: HK$0.004) per ordinary share (Note (b))	38,510	15,544

	77,720	35,149

Note:

(a)	At the shareholders’ meeting held on 27th June, 2003, a final dividend of HK$0.01 per ordinary share for the year ended 31st December, 2002 was declared.

(b)	At a meeting held on 22nd September, 2003, the directors declared an interim dividend of HK$0.01 per share for the six months ended 30th June, 2003. This proposed dividend is not reflected as a dividends payable in these condensed accounts, but has been reflected as an appropriation of retained earnings for the six months ended 30th June, 2003.

7.	Earnings per share

The calculation of basic earnings per share is based on the Group’s profit attributable to shareholders of RMB573,975,000 (2002: RMB289,553,000), divided by 3,666,052,900 shares (2002: 3,666,052,900 shares) outstanding during the period.

No diluted earnings per share has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive.

8.	Comparison of US GAAP and HK GAAP

The Group has prepared a separate set of accounts for the six months ended 30th June, 2003 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

	(Unaudited)
	Six months ended 30th June,

	2003	2002
	RMB'000	RMB'000

Profit attributable to shareholders reported under HK GAAP	573,975	289,553
Stock-based compensation (a)	(143,814)	—
Capitalisation of borrowing costs (b)	(655)	—
Write-off of development costs (c)	(11,786)	—
Non-amortisation of goodwill (d)	23,777	11,148
Others	1,873	—

Profit attributable to shareholders reported under US GAAP	443,370	300,701

	(Unaudited)	(Audited)
	30th June,	31st December,
	2003	2002
	RMB'000	RMB'000

Net assets reported under HK GAAP	6,563,370	6,028,255
Capitalisation of borrowing costs (b)	11,148	11,803
Write-off of development costs (c)	(82,168)	(70,382)
Non-amortisation of goodwill (d)	72,784	49,007
Others	(11,508)	(13,381)

Net assets reported under US GAAP	6,553,626	6,005,302

In preparing the summary of differences between HK GAAP and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these accounts to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences applicable to the Group is set out below:

(a)	On 18th December, 2002, Huachen Automotive Group Holdings Company Limited, the single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the closing price of the shares on the same date was HK$1.45 per share.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. Consequently, a portion of the compensation expense amounting to approximately RMB144 million (for the six months ended 30th June, 2002: nil) associated with the call options was charged to the consolidated profit and loss account under US GAAP for the six months ended 30th June, 2003.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

(d)	Under HK GAAP, goodwill is amortised on a straight-line basis over the expected future economic life of 20 years from its initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

BUSINESS REVIEW

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automotive Component Co., Ltd., Ningbo Yuming Machinery Industrial Company Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd. and Shenyang Xingchen Automotive Seats Co., Ltd. (together, the “Group”) for the first six months of 2003 were RMB5,053.5 million, representing a 75.1% increase from RMB2,886.0 million for the same period in 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s Mid-priced Minibus and Deluxe Minibus as well as the sales of the “Zhonghua” sedan. As the “Zhonghua” sedan was not launched until August, 2002, the unaudited financial results of the Group for the first half of 2003 may not be directly comparable to that of 2002.

Shenyang Automotive sold a total of 35,924 minibuses in the first half of 2003, representing a 21.8% increase from the 29,491 minibuses sold during the same period in 2002. Shenyang Automotive sold 31,568 units of its Mid-priced Minibuses in the first six months of 2003, representing an increase of 22.8%

from the 25,716 units sold during the same period in 2002. Unit sales of the Deluxe Minibus increased 15.4% from 3,775 units in the first six months of 2002 to 4,356 units for the same period in 2003. Shenyang Automotive also sold 15,498 sedans during the first six months of 2003.

Unaudited cost of sales increased 88.1% from RMB2,022.6 million in the first six months of 2002 to RMB3,805.3 million for the same period in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the “Zhonghua” sedans in the first six months of 2003. Cost of sales as a percentage of sales was 75.3% for the first half of 2003, compared to 70.1 % for the first half of 2002. Gross margin for minibuses remained stable compared to the first half of 2002, while the overall gross margin decreased from 29.9% for the first half of 2002 to 24.7% for the same period in 2003, as a result of the relatively lower start-up gross margin of the “Zhonghua” sedans.

Unaudited selling expenses increased 80.3% from RMB153.5 million, representing 5.3% of turnover, in the first half of 2002 to RMB276.8 million, representing 5.5% of turnover, for the same period in 2003. The increase was primarily due to the increase in selling expenses for the sale of the sedans. Unaudited general and administrative expenses decreased 30.2% from RMB358.2 million in the first six months of 2002 to RMB249.9 million for the same period in 2003. The decrease was mainly due to the decrease in pre-operating expenses and research and development expenditure in relation to the initial start-up costs of the “Zhonghua” sedans.

Unaudited share of profits less losses of associated companies increased 286.5% from RMB26.1 million for the first half of 2002 to RMB100.8 million for the same period of 2003. The increase was due to the strong performance of the Company’s associated companies engaging in engine manufacturing in the first half of 2003.

Unaudited profit before taxation increased 134.1% to RMB788.7 million for the first half of 2003 from RMB336.9 million for the first half of 2002. Unaudited taxation has increased 110.0% from RMB47.3 million for the first half of 2003 to RMB99.2 million for the same period in 2003, as a result of the increase in the taxable income of the Group in the first half of 2003. However, the effective tax rate has decreased from 14.0% for the first half of 2002 to 12.6% for the same period in 2003.

As a result, unaudited net profit attributable to shareholders increased 98.2% to RMB574.0 million for the first half of 2003 from RMB289.6 million for the first half of 2002. Unaudited basic earnings per share increased 98.2% to RMB0.1566 for the first half of 2003 from RMB0.0790 for the same period in 2002.

PROSPECTS

During the first half of 2003, competition in the PRC automotive industry has become more intense. With the decrease in import tariffs, the increase in import quotas, the expansion of domestic production capacity and the introduction of numerous new models, the competition in the automotive industry, in particular, the sedan market, has further intensified, resulting in lower selling prices and higher sales incentives. Despite the increasingly competitive market environment, the Group made great efforts to seize the market opportunities and overcome the challenges, thus achieving encouraging results in the first half of 2003 with turnover, net profit and sales volume increased 75%, 98% and 74%, respectively, over the same period of 2002.

Looking forward, the Group will continue to reinforce its leading position in the PRC minibus sector and strengthen its competitive position in the PRC sedan sector by implementing the following focused growth strategies:

1.	maintain the market leadership position in the minibus sector by introducing new models of segment-defining minibuses at competitive prices. With the expected launch of the new face-lift versions of our current model and the domestic versions of the Toyota “GRANVIA” (known as “GRACE” in China) in the fourth quarter of 2003, the Group is well-positioned to consolidate and further expand its market share in the minibus sector in China.

2.	strengthen the brand image and improve the competitive position of the “Zhonghua” sedans by (i) expanding the sales and distribution networks into the second tier cities in China; (ii) improving product quality by introducing new features and options; and (iii) improving cost efficiencies by increasing domestic components ratios and streamlining production and operational systems.

3.	attain market leadership in the premium sedan market in China through the BMW joint venture. The BMW joint venture has made great strides forward in its start-up plan with production commenced in September of this year. The first domestically made BMW sedans will be launched in China in October 2003. With the strong brand name, innovative engineering, emotional appeal and pioneering design, the BMW sedans produced by the BMW joint venture are set to make an unprecedented impact on the premium sedan market in China.

The encouraging results of the first half of 2003 demonstrate that the Group is moving ahead steadily. However, we believe that the climate for the second half of 2003 will continue to be challenging and competitive. With much improved quality and image, a large variety of attractive models in the pipeline, continued efficiency enhancements, improvement in distribution networks and a strong partnership with the BMW Group, the management is confident that the Group will manage to continue its successful path despite increasingly intense competition.

INTERIM DIVIDEND

The Board is pleased to declare an interim dividend of HK$0.01 per ordinary share for the six months ended 30th June, 2003 to shareholders whose names appear on the Register of Members as at 10th October, 2003. The dividend will be paid to shareholders by on or before 17th October, 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 8th October, 2003 to Friday, 10th October, 2003, both dates inclusive, during which no transfers of shares will be registered. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant shares certificates, must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 7th October, 2003.

EMPLOYEES

The Group employed approximately 8,600 employees as at 30th June 2003. Employees’ costs (excluding directors’ emoluments) amounted to approximately RMB168.5 million for the six months ended 30th June 2003. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance-related basis, with a mandatory provident fund scheme and share option scheme, within the general framework of the Group’s salary and bonus system. The Group will make every effort to retain a highly professional team for its operation.

Liquidity and Financial Resources

As of 30th June, 2003, the Group had RMB2,292.9 million in cash and cash equivalents, RMB140.0 million in short-term bank deposits and RMB2,218.4 million in pledged short-term bank deposits. The Group had bank notes payable of RMB4,300.0 million and had no short-term and long-term bank loans outstanding as of 30th June, 2003.

The debt to equity ratio, computed at dividing total liabilities by shareholders’ equity, as of 30th June, 2003, was approximately 1.19 (30th June, 2002: 1.15). The increase of the ratio was primarily due to the increase in notes payable and accounts payable, offset by decrease in short-term bank loans.

Foreign Exchange Risks

Since the Group did not consider that exchange rate fluctuations have any material effect on the overall financial performance of the Group, it did not enter into any hedging transactions with respect to its exposure to foreign currency movements in the first half of 2003. The Group may consider entering into prudent hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2003.

CODE OF BEST PRACTICE and audit committee

In the opinion of the directors of the Company, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th June, 2003, except the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim accounts for the six months ended 30th June, 2003.

PUBLICATION OF FINANCIAL INFORMATION

The Group’s 2003 interim report containing all the information required by paragraphs 46(1) to 46 (6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 22nd September, 2003

* For identification purposes only